UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2015

Commission File Number:  333-196065

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PARNELL PHARMACEUTICALS HOLDINGS LTD

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Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

PARNELL PHARMACEUTICALS HOLDINGS LTD

Form 6-K

Submission of Matters to a Vote of Security Holders

On April 21, 2015, the Company held its Annual General Meeting of Stockholders.  Each proposal subject to a vote at the Annual General Meeting was described in detail in the Company’s Notice of Annual General Meeting filed with the Securities Exchange Commission (SEC) on March 24, 2015.  With respect to each of the proposals, the Company’s stockholders voted as indicated below.

Ratification of Appointment of Company Auditor:  Stockholders ratified the Audit Committee’s appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2015.

For	Against	Abstentions
10,231,084	200	25
100.00%	0.00%	0.00%

Re-election of Mr. Thomas E. Duley as Director of the Company:  Stockholders re-elected Mr. Duley as follows:

For	Against	Abstentions	Broker Non-Votes
9,412,948	217	2,000	816,144
99.98%	0.00%	0.02%

Amendment of Company Constitution:  Stockholders approved the amendments to the Company Constitution as follows:

For	Against	Abstentions	Broker Non-Votes
9,412,690	275	2,200	816,144
99.98%	0.00%	0.02%

Amendment of 2014 Omnibus Equity Incentive Plan:  Stockholders approved the amendments to the 2014 Omnibus Equity Incentive Plan:

For	Against	Abstentions	Broker Non-Votes
8,268,766	1,146,199	200	816,144
87.82%	12.18%	0.00%

Exhibit Index

3.1	Amended Constitution

10.1	Amendment No.1 to the 2014 Omnibus Equity Incentive Plan

10.2	Form of 2014 Omnibus Equity Incentive Plan Award Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

	By:	/s/ Robert Joseph
	Name:	Robert Joseph
	Title:	President and CEO
Date: May 7, 2015